Exhibit (a)(5)(vii)

DISTRICT COURT, CITY AND COUNTY, COLORADO
Court Address: 1437 Bannock Street
Denver, CO 80202
Plaintiffs: J.D. EDWARDS & COMPANY, v. Defendants:
ORACLE CORPORATION and PEPPER ACQUISITION CORP., DOES 1-50.	* COURT USE ONLY *

Attorneys:
Stephen J. Baity
Steven L. Heisdorffer	Case No.
GODIN & BAITY, LLC
1050 Seventeenth Street, Suite 1610
Denver, CO 80265	Courtroom:
303-572-3100
Atty. Reg. #: 13137
Atty. Reg. #: 19800

David Berger
Jared L. Kopel
WILSON SONSINI GOODRICH & ROSATI
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

COMPLAINT AND JURY DEMAND

Plaintiff, J.D. Edwards & Company, by and through its attorneys, GODIN & BAITY, LLC, complains against Defendants as follows:

1.    Plaintiff J.D. Edwards & Company makes these allegations upon knowledge as to its own acts, and as to all other matters makes these allegations on information and belief and investigation of counsel, including a review of documents filed with the Securities and Exchange Commission (“SEC”), papers and proceedings filed with courts of various jurisdictions, as well as public statements, articles and information available through the media.

INTRODUCTION

2.    This lawsuit concerns the unlawful conduct of defendant Oracle Corporation (“Oracle”) in trying to wrongfully interfere and disrupt a Contract (the “Contract” or “Merger Agreement”) entered into by its two closest competitors, PeopleSoft, Inc. (“PeopleSoft”) and J.D. Edwards & Company (“J.D. Edwards”). Oracle’s purpose in this effort is to prevent the competition it would face if the J.D. Edwards/PeopleSoft Contract is consummated, while its chosen method for achieving its objective is an illusory offer to acquire PeopleSoft. Oracle’s so-called offer is conditioned upon PeopleSoft breaching the Contract with J.D. Edwards.

3.    Oracle publicly announced its effort to disrupt and break-up the J.D. Edwards/PeopleSoft Contract on Friday, June 6, 2003, just days after J.D. Edwards and PeopleSoft had come forward with their signed Merger Agreement. In Oracle’s document announcing its purported offer, Oracle essentially admits that it is seeking to interfere and disrupt this Contract. Specifically, Oracle claims that although its offer to acquire PeopleSoft will be completed prior to the consummation of the J.D. Edwards/PeopleSoft Contract, Oracle will “reevaluate the terms of the J.D. Edwards [PeopleSoft Contract] after” it completes its offer. To the extent Oracle seeks to acquire PeopleSoft, and thus assume the obligations of PeopleSoft, Oracle’s comments constitute a direct breach of the J.D. Edwards/PeopleSoft Contract.

4.    In numerous other ways Oracle’s illusory offer to acquire PeopleSoft constitutes a direct and improper interference in the J.D. Edwards/PeopleSoft Contract, as well as a deliberate attempt by Oracle to induce PeopleSoft to breach its obligations under that Contract. For example, Oracle’s offer is conditioned upon PeopleSoft taking a number of steps would be a direct breach of the Contract with J.D. Edwards. Oracle has admitted that this was its plan all along—indeed, Oracle’s chairman and CEO, Larry Ellison, has stated that Oracle’s actions were all “pre-scripted” and that Oracle was always planning to disrupt any contract to merge between J.D. Edwards and PeopleSoft by “going after” PeopleSoft.

5.    Oracle has engaged in additional conduct to disrupt the J.D. Edwards/PeopleSoft Contract, as well as to reduce the benefit of the bargain J.D. Edwards was expecting to receive as a result of this Contract. For example, Oracle has contacted the customers of both J.D. Edwards and PeopleSoft in an effort to have them stop buying product from these companies while Oracle’s offer is pending. Oracle has also announced that it would stop selling any further product from PeopleSoft if its offer is successful, in an attempt to further harm PeopleSoft, thereby reducing its value following the merger. J.D. Edwards has already suffered harm caused directly by Oracle’s tortious conduct in interfering with prospective relations between J.D. Edwards and its current and prospective customer base.

6.    Oracle has undertaken this scheme by means of improper and unlawful conduct, in the pursuit of its anticompetitive goals. In the process, Oracle is destroying the unique rights and benefits that J.D. Edwards is entitled to under its written, binding Contract with PeopleSoft, and will harm J.D. Edwards’ prospective business relations even further.

7.    J.D. Edwards is therefore seeking in excess of $1.7 billion in compensatory damages attributable to Oracle’s unlawful conduct.

8.    J.D. Edwards also seeks punitive damages in an amount sufficient to punish Oracle for its wrongdoing, and to deter Oracle from committing similar tortious acts in the future.

JURISDICTION AND VENUE

9.    This Court has personal jurisdiction over the Defendants because (a) they did business in the State of Colorado at times material to this action; (b) they purposefully availed themselves of the rights and privileges of the State of Colorado at times material to this action; and/or (c) they committed the tortious or other wrongful acts and omissions described below, with resulting injury, damages, loss or other consequences in the State of Colorado. To the extent any defendant is not a resident of the State of Colorado, this Court has “long-arm” jurisdiction pursuant to Colo. Rev. Stat. §13-21-124.

10.    This Court has subject matter jurisdiction over this matter and the controversies described herein.

11.    Venue is proper in Denver County pursuant to Colorado Rules of Civil Procedure 98 because (a) the Defendants maintain an office at 6501 East Belleview Avenue in the County of Denver; and/or (b) some of the tortious or wrongful conduct described elsewhere in this Complaint occurred in and/or had consequences and caused injury, damages or losses in Denver County.

THE PARTIES

12.    Plaintiff J.D. Edwards is a Delaware corporation which develops and markets collaborative enterprise software and provides consulting, education and support services. J.D. Edwards has its world headquarters located at One Technology Way, Denver, Colorado 80237. Its common stock trades on the Nasdaq.

13.    Defendant Oracle is a Delaware corporation with its principle executive offices located in Redwood City, California. Oracle makes and sells enterprise software for applications and database technology. Its common stock trades on the Nasdaq.

14.    Defendant Pepper Acquisition Corp. is a Delaware corporation and is a wholly owned subsidiary of Oracle, formed for the sole purpose of making a tender offer for the Common Stock of PeopleSoft.

15.    PeopleSoft is a Delaware corporation with its worldwide headquarters located in Pleasanton, California. PeopleSoft is a leading provider of enterprise application software for use throughout large- and medium-sized organizations worldwide. Its common stock trades on the Nasdaq.

16.    Does 1 through 50 participated in or caused the tortious conduct identified in this Complaint.

THE FACTS

The Enterprise Software Industry

17.    Today, the market for business software applications commands about $20 billion in revenues worldwide. An enormous variety and number of companies and other organizations use enterprise software applications to run their infrastructures and external relationships with greater efficiency.

18.    Founded in March 1977, J.D. Edwards creates enterprise application software that focuses primarily on the middle market customer base, i.e., mid-sized companies. J.D. Edwards develops software in 21 languages that is used by approximately 6,600 mid-market and large customers in more than 110 countries. In addition, J.D. Edwards is a strategic business partner to such companies as IBM, with a leading market position in its applications for IBM’s AS/400/iSeries platform.

19.    J.D. Edwards’ software applications help customers integrate various aspects of their businesses, including managing relationships with suppliers, employees and customers as well as processing transactions and analyzing internal business information. J.D. Edwards’ enterprise solutions also provide customers with complete and simultaneous access to business data, including by geographically-dispersed users. J.D. Edwards is the mid-market leader for applications in manufacturing and distribution, construction, real estate and asset-intensive industries.

20.    PeopleSoft also competes in the enterprise application software industry, where it mainly focuses on large-enterprise customers. PeopleSoft is especially recognized as the market leader in enterprise applications for the services industries, including financial services, communications, healthcare, education and government. PeopleSoft is also a strategic business partner to IBM.

PeopleSoft and J.D. Edwards Negotiate A Contract Pursuant to Which PeopleSoft and J.D. Edwards Will Merge

21.    Representatives of senior management from PeopleSoft and J.D. Edwards have been meeting and discussing a potential strategic transaction between the two companies for several years. They met and talked a number of times, holding some of their meetings in Colorado and others in California.

22.    By fall 2002, the J.D. Edwards/PeopleSoft discussions stepped up in momentum, as the companies and their legal and financial advisors met more frequently to further their negotiations. The companies executed confidentiality agreements; they also exchanged preliminary information during February 2003. During this period, the companies’ respective boards of directors were periodically updated on the status of negotiations, authorizing them to continue.

23.    By May 16, 2003, the companies had a draft contract. Further discussions followed, as did revised drafts reflecting the parties’ continued negotiations. The boards of each company held several meetings, respectively, to review and authorize the ongoing progress of the negotiations.

24.    On or about May 31, 2003, the PeopleSoft board of directors reviewed the proposed contract to merge with J.D. Edwards, together with the fairness opinion offered by PeopleSoft’s financial advisors, and voted unanimously to approve the Contract.

25.    On June 1, 2003, the J.D. Edwards board met, reviewed the proposed transaction with its legal and financial advisors, received a fairness opinion from its financial advisor, and determined that the merger with PeopleSoft would be in the best interests of the J.D. Edwards stockholders. The J.D. Edwards board then voted unanimously to approve the Contract. PeopleSoft and J.D. Edwards thereafter executed and publicly released their Contract.

26.    The definitive Merger Agreement provides that J.D. Edwards will become a wholly owned subsidiary of PeopleSoft, with J.D. Edwards’ stockholders receiving 0.86 shares of PeopleSoft stock in exchange for each J.D. Edwards common share. Former J.D. Edwards stockholders will own approximately 25% of the combined company’s capital stock. According to PeopleSoft’s stock price as of May 30, 2003 (the day before the merger’s announcement), the merger has a value of $1.7 billion.

27.    Pending regulatory approval, the merger is expected to close in the late third or early fourth calendar quarter of 2003.

28.    On the early morning of June 2, 2003, the companies made a joint public announcement of their plans to merge. J.D. Edwards also filed the definitive Contract to merge with the SEC on a Form 8-K for full public disclosure. A copy of the Contract is attached at Exhibit A hereto, and incorporated by reference.

Benefits of the J.D. Edwards/PeopleSoft Merger

29.    After their extensive discussions and negotiations, both J.D. Edwards and PeopleSoft senior management concluded that combining the two companies will produce significant and desirable benefits. Indeed, all of the companies’ respective constituencies, including their customers, shareholders, business partners and employees, will benefit considerably from the combination.

30.    As a general matter, the two companies are a very good fit for each other. They are known to have very similar working cultures and core values, placing their customer relationships at the center of their universes. J.D. Edwards’ leadership in the mid- market complements PeopleSoft’s strong position in the large enterprise space. The new company will also combine PeopleSoft’s strength in the services industries (including financial services, communications, healthcare, education and government) with J.D. Edwards’ strength in manufacturing and distribution, construction, real estate and asset-intensive industries.

31.    PeopleSoft, J.D. Edwards and their advisors also concluded that the merger will result in approximately $80 million in cost savings. The transaction is expected to be accretive to PeopleSoft’s earnings on an adjusted basis for its 2004 fiscal year.

32.    Merging J.D. Edwards with PeopleSoft will give the new entity a unique and global position of scale, bringing together over 11,000 combined customers in 150 countries and more than 13,000 employees, with some $2.9 billion in annual revenue. The new company will be better able to invest to meet the needs of its customers with more research and development funds, more products and more industry coverage. The result will be customers with stronger products on more hardware, operating systems, databases and web servers than any other software company has ever had. The merger is based on a solid business rationale that extends enhanced choices to customers, old and new. Indeed, customers and business partners alike will have an unprecedented ease of access to the broadest range of enterprise software products.

33.    In sum, the two companies recognized that a combination of J.D. Edwards and PeopleSoft will prove the new math theorem that one plus one can equal something greater than two. Both parties to the Contract have expressed profound enthusiasm and commitment to their planned combination.

Oracle’s Effort to Break-Up the J.D. Edwards/PeopleSoft Contract

34.    On June 6, 2003, just four days after J.D. Edwards and PeopleSoft announced their Contract to merge, Oracle’s Chairman and CEO Larry Ellison announced his effort to break up that Contract. Using a plan that he would describe as a “war game” which was deliberately “pre-scripted” to disrupt and destroy any chance of PeopleSoft and J.D. Edwards consummating their Contract, Ellison announced an offer to acquire PeopleSoft for $16.00 per share in cash. The offer price was explicitly timed and planned to prevent J.D. Edwards from consummating its Contract with PeopleSoft.

35.    Further, Ellison and Oracle made clear that they had no intention of honoring the PeopleSoft/J.D. Edwards Contract even if they acquired PeopleSoft. Thus in a press conference held on the day Oracle announced its offer, Ellison condemned the PeopleSoft/J.D. Edwards Contract as providing a “very risky merger” between PeopleSoft and J.D. Edwards with only “minimum savings.” Oracle has maintained this position and repeated these disparaging statements since the commencement of its offer. For example, Oracle filed its formal documents to initiate its offer on June 9, 2003. In these documents, Oracle claims that even if it were to acquire PeopleSoft, and thus assume PeopleSoft’s obligations under the PeopleSoft/J.D. Edwards Contract, Oracle will not comply with PeopleSoft’s obligations under that Contract. Instead, Oracle claims that it will simply “reevaluate” the terms of the Contract, despite the binding nature of the Contract.

The Illicit Purpose and Effect of Oracle’s Offer

36.    In light of the timing and other suspicious circumstances surrounding Oracle’s offer, the real purpose of Oracle’s unscrupulous and illegal behavior is apparent: to interfere with J.D. Edwards’ Contract with PeopleSoft, and to injure the businesses and important customer relationships of PeopleSoft and J.D. Edwards.

37.    Interfering and destroying the J.D. Edwards/PeopleSoft Contract is an obvious and direct purpose of Oracle’s offer. In its initial press release announcing the offer, Oracle made several statements for the specific purpose of disparaging and interfering with J.D. Edwards Contract with PeopleSoft.

38.    For example, in the June 6 conference call, Larry Ellison and Oracle’s Chief Financial Officer, Jeffrey Henley, repeatedly described the J.D. Edwards/PeopleSoft Contract and merger as “very risky” as opposed to Oracle’s “much safer” alternative. Oracle’s purpose in making such disparaging statements is plain: to interfere and disrupt the Contract between J.D. Edwards and PeopleSoft, as well as to injure each company so that even if the Contract is consummated the two companies will be weaker than anticipated.

39.    In fact, industry and financial experts, as well as other business executives in the enterprise applications field, have stated that Oracle’s wrongful behavior could cause significant injury to both J.D. Edwards and PeopleSoft. They have also recognized that a primary goal of Ellison and Oracle is to harm the two companies and interfere in their Contract to merge.

40.    According to his own admissions, Ellison and his executive team deliberately hatched this sabotage plan in the event J.D. Edwards and PeopleSoft were to form a business combination. Ellison was quoted in the Wall Street Journal on June 9, 2003 as saying that Oracle had “‘this war game in a box. This has all been pre-scripted. … If [PeopleSoft] launched on J.D. Edwards, we were going to launch on [PeopleSoft].’”

41.    The CEO of PeopleSoft, Craig Conway – who previously worked for Ellison at Oracle – has described Oracle’s anticompetitive conduct in making its tender offer as “atrociously bad behavior from a company with a history of atrociously bad behavior.”

42.    Indeed, Oracle really seeks to accomplish two anticompetitive goals with its offer: (1) prevent its two closest competitors from combining to become greater than Oracle; and (2)

eliminate its most immediate competitor, PeopleSoft, from the marketplace altogether.

J.D. Edwards Has Been Harmed By Oracle’s Wrongful Conduct

43.    J.D. Edwards is seriously harmed by Oracle’s wrongful efforts to disrupt and interfere with the definitive Contract to merge between J.D. Edwards and PeopleSoft. Oracle’s June 6 press release admits to knowing that J.D. Edwards and PeopleSoft have entered into the Contract; Oracle itself had access to the Contract when J.D. Edwards filed it publicly with the SEC on June 2. At the same time, Oracle has expressly disclaimed any commitment to adhere to the terms of the Contract in the event it is successful in acquiring PeopleSoft.

44.    In addition, Oracle has acted in affirmative ways that it knows would cause PeopleSoft to breach its Contract with J.D. Edwards. For example, Oracle’s offer requires that the PeopleSoft board of directors terminate or redeem PeopleSoft’s shareholder rights plan so as to facilitate Oracle’s plan. Oracle also requests that PeopleSoft agree to negotiate and enter into an acquisition agreement with Oracle. If PeopleSoft were to comply with those demands, it would be in breach of its express representations under the Contract, including, inter alia:

a)	that there will be no material transactions or changes in its usual course of business prior to closing the merger with J.D. Edwards (see PeopleSoft/J.D. Edwards Contract § 3.13);

b)	that there will be no “Material Adverse Effect” on PeopleSoft or its ability to perform its obligations under the Contract (see id. § 3.13 and 7.8(o));

c)	that it will not take any action resulting in a failure to maintain its stock trading on the Nasdaq (see id. § 4.1(b)(iii));

d)	that it will not take any action with the intent to adversely impact the J.D. Edwards/PeopleSoft merger transaction contemplated by the Contract (see id. § 4.1(b)(vi));

e)	that it will not withdraw, modify or qualify its recommendation to stockholders to vote in favor of the J.D. Edwards Contract (see id.);

f)	that it will use commercially reasonable efforts to cause the stock it issues in connection with the J.D. Edwards merger to be approved for listing on the Nasdaq (see id. § 4.5); and

g)	that it will consult with and mutually agree upon any press releases or public announcements relating to the J.D. Edwards transaction (see id. § 4.8).

45.    Oracle’s action in making its illusory and improper offer therefore poses a direct interference in the performance of the PeopleSoft/J.D. Edwards Contract.

46.    The harm to J.D. Edwards’ and PeopleSoft’s interests caused by Oracle’s illegal behavior has manifested itself in other ways as well. J.D. Edwards has learned, for example, that Oracle sales representatives have sought to interfere with the existing and future relationships between J.D. Edwards and its current and future customers, as well as between PeopleSoft and its current and future customers.

47.    Moreover, as early as June 6, 2003, industry analysts, such as Gartner Research, began advising prospective customers of J.D. Edwards and PeopleSoft to delay making any product purchase or implementation commitments due to the uncertainty raised by Oracle’s hostile offer. Days later, on June 10, Gartner came out again with a publication warning that, if Oracle succeeds in derailing the J.D. Edwards/PeopleSoft Contract, “J.D. Edwards’ customers couldn’t count on [J.D. Edwards] developing major new functions.”

48.    Oracle intended this action to occur, and is thus preventing prospective business relationships between customers and either J.D. Edwards or PeopleSoft, thereby injuring both companies to the detriment of J.D. Edwards. Delayed J.D. Edwards purchases and lost J.D. Edwards customers harm J.D. Edwards’ immediate business interests directly. Lost business and goodwill for PeopleSoft and its products harms J.D. Edwards’ interests as well: pursuant to their Contract to merge, any injury to PeopleSoft and its business necessarily implicates J.D. Edwards’ financial stability and business credibility as well.

49.    Still another harmful (and shocking) aspect of Oracle’s purported offer is its stated intent to stop selling PeopleSoft products to new customers, discontinue development of PeopleSoft products and migrate PeopleSoft users over to the Oracle systems. In other words, the Oracle offer would result in fewer choices for customers – in contrast to the J.D. Edwards/PeopleSoft model of combining so as to offer customers more choices. Hearing that the longevity of PeopleSoft’s enterprise software products is in jeopardy is causing untold fear and uncertainty among PeopleSoft’s current and potential customers. With its fate now contractually tied to PeopleSoft, J.D. Edwards is suffering the same harm.

FIRST CAUSE OF ACTION

INTENTIONAL INTERFERENCE WITH CONTRACT

50.    Plaintiff J.D. Edwards repeats and realleges paragraphs 1 through 49 as if fully stated herein.

51.    On or about June 1, 2003, J.D. Edwards and PeopleSoft entered into a valid written Contract to merge.

52.    Oracle knew of the existence and terms of the Contract between J.D. Edwards and PeopleSoft.

53.    Oracle is intentionally engaging in improper acts or conduct by which it intends to prevent and/or induce PeopleSoft from performing its obligations under its Contract with J.D.

Edwards.

Oracle’s acts and conduct as alleged herein are motivated by its anticompetitive desires to harm or otherwise disable its competitors, J.D. Edwards and PeopleSoft, including by disrupting the J.D. Edwards/PeopleSoft Contract. Oracle’s improper and intentional acts of interfering with the Contract between J.D. Edwards and PeopleSoft have caused and will continue to cause, as a direct and proximate result, irreparable damage to J.D. Edwards, its business interests and its shareholder value.

SECOND CAUSE OF ACTION

INTENTIONAL INTERFERENCE WITH

PROSPECTIVE BUSINESS RELATIONS OF J.D. EDWARDS

54.    Plaintiff J.D. Edwards repeats and realleges paragraphs 1 through 53 as if fully stated herein.

55.    Prior to Oracle’s hostile tender offer to acquire J.D. Edwards’ merger partner, PeopleSoft, J.D. Edwards had identified numerous prospective customers for both new and upgrade purchases of J.D. Edwards’ enterprise software application products and services.

56.    Prior to Oracle’s hostile tender offer, it was reasonably probable that J.D. Edwards’ prospective customers would have entered into business transactions with J.D. Edwards, providing for future economic benefits to accrue to J.D. Edwards.

57.    Oracle knew of the existence of such potential customers of J.D. Edwards.

58.    Oracle is intentionally engaging in improper acts or conduct by which it intends to prevent or induce, and which has prevented or induced, J.D. Edwards’ potential customers from entering into or continuing their prospective business relations with J.D. Edwards.

59.    Oracle’s acts and conduct as alleged herein are motivated by its anticompetitive desires to harm or otherwise disable its competitors, J.D. Edwards and PeopleSoft, including by interfering with their prospective business relations.

60.    Oracle’s improper and intentional acts of interfering with the prospective business relations between J.D. Edwards and its potential customers have caused and will continue to cause, as a direct and proximate result, damage to J.D. Edwards, its business interests and its shareholder value.

THIRD CAUSE OF ACTION

INTENTIONAL INTERFERENCE WITH

PROSPECTIVE BUSINESS RELATIONS OF PEOPLESOFT

60.    Plaintiff J.D. Edwards repeats and realleges paragraphs 1 through 60 as if fully stated herein.

61.    Prior to Oracle’s hostile tender offer, PeopleSoft had identified numerous prospective customers for both new and upgrade purchases of PeopleSoft enterprise software application products and services.

62.    Prior to Oracle’s hostile tender offer, it was reasonably probable that PeopleSoft’s prospective customers would have entered into business transactions with PeopleSoft, providing for future economic benefits to accrue to PeopleSoft. Such future economic benefits from prospective PeopleSoft customers were also reasonably probable to accrue to J.D. Edwards in as much as PeopleSoft and J.D. Edwards had entered into a binding Contract to merge.

63.    Oracle knew of the existence of such potential customers of PeopleSoft. Oracle also knew of the existence of the PeopleSoft/J.D. Edwards Contract to merge.

64.    Oracle is intentionally engaging in improper acts or conduct by which it intends to prevent or induce, and which has prevented or induced, PeopleSoft’s potential customers from entering into or continuing their prospective business relations with PeopleSoft.

65.    Oracle’s acts and conduct as alleged herein are motivated by its anticompetitive desires to harm or otherwise disable its competitors, J.D. Edwards and PeopleSoft, including by interfering with their prospective business relations.

66.    Oracle’s improper and intentional acts of interfering with the prospective business relations between PeopleSoft and its potential customers have caused and will continue to cause, as a direct and proximate result, damage to J.D. Edwards, its business interests and its shareholder value.

PRAYER FOR RELIEF

WHEREFORE, plaintiff J.D. Edwards demands judgment in its favor and against defendants Oracle and Pepper Acquisition Corp. as follows:

a.	Declaring and decreeing that Oracle has acted unlawfully to interfere with the performance of the definitive Contract to merge between J.D. Edwards and PeopleSoft;

b.	Declaring and decreeing that Oracle has acted unlawfully to interfere with the prospective business relations between J.D. Edwards and its customers and potential customers;

c.	Declaring and decreeing that Oracle has acted unlawfully to interfere with the prospective business relations between PeopleSoft and its customers and potential customers;

d.	Awarding J.D. Edwards compensatory damages an amount no less than $1.7 billion;

e.	Awarding J.D. Edwards punitive damages in an amount sufficient to punish defendants, and sufficient to deter defendants from committing similar unlawful conduct in the future;

f.	Awarding J.D. Edwards the costs and disbursements of this action, including reasonable attorneys’ fees and experts’ fees;

g.	Granting such other and further relief as this Court may deem just and proper.

J.D. EDWARDS & COMPANY DEMANDS TRIAL BY A JURY OF ALL ISSUES

SO TRIABLE.

DATED this 12th day of June 2003.

Respectfully submitted

GODIN & BAITY, LLC

A duly signed original is on file at the offices of

Godin & Baity, LLC

OF COUNSEL:

WILSON SONSINI GOODRICH & ROSATI, P.C.

David J. Berger

Jared L. Kopel

650 Page Mill Road

Palo Alto, CA 94304-1050